

October 10, 2014

<u>Via E-mail</u>
Ms. Debra A. Hess
Chief Financial Officer
NorthStar Realty Finance Corp.
399 Park Avenue, 18th Floor
New York, New York 10022

> **Re:** **NorthStar Realty Finance Corp.**
> **Form 10-K for fiscal year ended December 31, 2013**
> **Filed on February 28, 2014**
> **File No. 001-32330**

Dear Ms. Hess:

We have reviewed your response dated September 15, 2014 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2013

Financial Statements

Notes to Consolidated Financial Statements

Note 3. Variable Interest entities, page 132

1.   We have considered your response to our prior comment 4. Please address the following related to your VIE analysis of the deconsolidated CDOs:

- Please provide us with a more detailed analysis of how you determined the collateral manager has a variable interest in the deconsolidated CDOs. Your response should provide a more robust discussion of how you concluded the collateral management fee is subordinate to other operating liabilities that arise in the normal course of the CDOs' activities. Please cite any relevant sections of the collateral management agreement in your response.
- Please tell us whether the company has the right to remove the third party collateral manager.
- Please provide us with your analysis supporting your conclusion that you are no longer the primary beneficiary of the CDOs.

        You may contact Peter McPhun, Staff Accountant, at 202-551-3581 or the undersigned at 202-551-3438 if you have questions regarding comments on the financial statements and related matters.

                                                Sincerely,

                                                /s/ Robert F. Telewicz, Jr.

                                                Robert F. Telewicz, Jr.
                                                Senior Staff Accountant